**fouRy, Inc.**

# ANNUAL REPORT

100 Sun Ave. NE, Ste 650
Albuquerque, NM 87109
(310) 283-2628
https://www.4rysprays.com/

This Annual Report is dated April 28, 2026.

## BUSINESS

Foury is an Intellectual Property (IP) hub, working with partners to develop, test, manufacturer, and commercialize Dr. Kelly's charge-injection technologies. The goal is to make ChIPS® the universal spraying technology, based on recognition that it is the optimal way to spray and its low production costs. Dr. Kelly's research on the chemistry and physics underlying ChIPS® has also yielded non-spraying applications in separation, filtration, combustion, and polymerization, which will also be commercialized.

Foury seeks funding from both strategic partners and financial investors. The company may engage in joint ventures with partners and will grant manufacturing and distribution licenses. Terms will depend on the partners' operational and financial commitments. Most of 4Ry's revenues and profits will come from royalties and its share of joint ventures' profits. Some of Four's profits will provide a return to equity investors. The rest will be reinvested in operations, research and development, protecting Intellectual Property, commercialization, and marketing.

ChIPS® technology currently sprays nonconductive and moderately conductive fluids. That classification includes hydrocarbons, biofuels, polymers, and distilled water. The Spray Triode Atomizer®, the heart of the technology, is small (about the size of a peanut) and can be mass produced at a low per-unit cost. ChIPS® technology has a low power requirement, generally far lower than existing electrostatic spray technologies. Unlike those technologies, it charges all droplets, the spray is self-propelled due to like-charge repulsion, and no external mechanical or air pressure assistance is necessary to generate a usable spray.

Potential markets for ChIPS® technology are high-volume industrial, commercial, and agricultural applications that use multiple nozzles and which can realize substantial savings from the technology's economic and qualitative advantages. These include machine tools, sheet metal stamping, die casting, precast concrete manufacturing, nanofiber electrospinning, agricultural spraying, distilled water-based disinfection and sterilization, and portable stove and fuel injection combustion.

A variation of Foury's basic spray technology, based on the same electrostatic principles, uses an electron gun (trade-named "Spraytron") to shoot electrons through a transparent window, imparting charge to solid particles or, within a fluid, particulate waste. This variation has been successfully demonstrated in both powder coating and waste separation applications.

**Previous Offerings**

Name: Convertible Preferred Stock
Type of security sold: Equity
Final amount sold: $466,275.00
Number of Securities Sold: 423,886
Use of proceeds: Operating expenses - these holders have converted into common stock.
Date: February 10, 2022
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $50,000.00
Use of proceeds: Operating expenses
Date: January 08, 2021
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $50,000.00
Use of proceeds: Operating expenses
Date: February 25, 2021
Offering exemption relied upon: 506(b)

Common Stock

  Authorized: 7,000,000
  Outstanding: 5,066,090
  Voting Rights: One vote per share
  Material Rights:

The total amount outstanding includes 875,000 shares to be issued pursuant to stock options granted.

Series Seed Preferred Stock

   Authorized: 550,000
   Outstanding: 550,000
   Voting Rights: One vote per share
   Material Rights:

Series Seed Preferred Stock Shareholders carry a liquidation preference of $1.00 per share, subject to adjustments for stock splits, combinations, subdivisions, reclassifications, exchanges, substitutions and similar transactions.

The Conversion ratio at the rate of 1 to 1, is subject to adjustments for stock splits, combinations, subdivisions, reclassifications, exchanges, substitutions and similar transactions.

Pursuant to an Investment Agreement entered into with the holder of our Series Seed Preferred Stock, such holder has the right to appoint a director. In addition, certain major events require the unanimous approval of the directors, including, but not limited to, Bylaw Amendments, mergers, certain assets sales, compensation plans, and significant changes in our business plans. In addition, we are required to provide the holder of Series Seed Preferred Stock, unaudited quarterly financial statements, annual financial statements, and an annual budget. In addition, the consent of the Series Seed Preferred Holder is required for the Company to issue shares of common stock having a purchase price, or options to purchase common stock having an exercise price, less than $1.00 per share.

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

**Operating Results – 2025 Compared to 2024**

Circumstances which led to the performance of financial statements:

fouRy financial statements:

Revenue and Cost of Sales

Revenue and cost of sales in both 2025 and 2024 were $0.

Expenses:

The company's primary operating expense is salaries for its four employees, which constitute the majority of General and Administrative expenses. Also included in that category is legal expenses, almost exclusivity for the company's patent attorneys. General and Administrative expenses decreased from $233,924 in 2024 to $226.104 Research and Development expenses dropped from $53,560 in 2024 to $37,021 in 2025. The increase in Interest Expenses from $8,972 in 2024 to $19,263 reflects increased credit card borrowing and increased loans from a shareholder.

Historical results and cash flows

Historical results and cash flows will not be representative of what investors should expect in the future. The company has been in research and development mode and has not been profitable. While research and development will always be important for our company, lack of profit obviously can't continue. This year begins the transition from research and development to a viable commercial enterprise making, distributing, and selling actual products at a profit.

We have developed prototype form-oil and distilled water sprayers. Oldcastle Infrastructure first contacted fouRy about developing a form-oil sprayer for precast-concrete metal forms that would spray better and create fewer safety risks and environmental damage. We successfully demonstrated a manually controlled sprayer prototype to Oldcastle. We are currently updating that version and will demonstrate it to Oldcastle as part of our commercialization of the product.

Oldcastle wants a better sprayer to replace their 400 sprayers. If we satisfy the preliminary tests the company has indicated it may work with us on development, refinement, and commercialization. While Oldcastle is one of the largest U.S. precast concrete manufacturers, there are many others. There are also sprayed-oil applications outside precast concrete forms, including sheet metal stamping and machine tools. Oldcastle is a subsidiary of Irish building products multinational CRH, which could be an entry point for international sales.

Recent third-party testing indicates that charge-injected distilled water kills bacteria. Further testing may verify that it also kills viruses. We are still assessing potential applications for our distilled water sprayer, but we believe that "green" disinfection with water and no chemicals would find ready acceptance in a variety of markets. This development effort will take time, including the time necessary to secure acceptance from regulators, but we believe the commercial payoff will justify the time and expense.  Our distilled water sprayer received U.S. Patent 12,285,775 from the U.S. Patent and Trademark Office on April 29, 2025.

We have other technologies that we believe we can prototype and then commercialize without a lot of further research and development, within a time frame of one to two years assuming we can fund the startup costs. These include other fluid-spray applications, blue-flame portable stove burners, and charge-injected, powder-coating sprayers. Further down the line, we have a number of technologies that have demonstrated potential in the laboratory, simulations, or small-scale feasibility studies, some of which will require more substantial research and development.

Several of our technologies have attracted the interest and support of partners interested in hastening their development to end products. Agricultural drone company EAVision Technologies has made a substantial investment. The company wants to incorporate fouRy's spray technology into its crop-sprayer drones. In 2025, the company performed a demonstration for CNH subsidiary Raven Industries, a ground-based agricultural control systems company. Raven may fund development of spray heads for their boom sprayers.

During our research and development phase, funding has been almost exclusively from research grants with the USDA and investment. At least 80 percent of our operating expenses have been the employee's salaries. Sufficient investment will allow the company to move its technology from research and development and prototype phases to commercialization. The cost of goods sold will become a much larger percentage of overall expenses.

We believe that with funding for startup costs and mass production and assembly, we can produce commercial versions of our technologies for a third or less of what we can sell them for at competitive market prices. Production that does not meet this benchmark will not be pursued. As the transition to commercialization is made, funding will increasingly come from revenues and profits, providing what we believe will be a satisfactory return to investors.

**Liquidity and Capital Resources**

At December 31, 2025, the Company had cash of 1681.

**Debt**

Creditor: Bank of America
Outstanding balance: $10,768
Interest rate: 25.74%
Material terms: Credit card (MasterCard) with a $10,500 limit.

Creditor: Current Employees
Outstanding balance: $892,250
Interest rate: 0%

Material terms: Salaries have been irregularly deferred for several years since 2020.. A salary deferral liability (Payroll Liability) was established to current employees and to the former CE0. The former CEO's deferred salary liability was offset against the former CEO's debt from salary advances and both were written off in 2021, with a small payment to the CEO because the advances were less than the deferrals. The remaining liability is to current 4Ry employees and will only be paid when there are sufficient revenues to pay them.

Creditor: Gary Roling, Director and Shareholder
Outstanding Balance: 186,845
Interest Rate: 12%
Material Terms: Original interest rate was 10%. The rate was raised to 12% for Company failure to meet a payment deadline and will remain there until the debt is paid off.

Creditor: Robert Gore
Outstanding Balance: $21,174
Interest Rate: 0%
Material Terms: Series of oans by CEO, Director, and Shareholder.

Creditor: Arnold Kelly
Outstanding Balance: $11,500
Interest Rate: 0%
Material Terms: Series of loans by CTO, Director, and Shareholder

Creditor: Scott Kelly
Outstanding Balance: $5,995
Interest Rate: 0%
Material Terms: Series of loans by Chief Operating Officer

Creditor: Chipperson Law Firm
Outstanding Balance: $4207
Interest Rate: 0%
Material Terms: Account payable, trade credit

Creditor: Arnold Kelly
Outstanding Balance: $1165
Interest Rate: 0%
Material Terms: Account Payable

Creditor: Scott Kelly
Outstanding Balance: $126
Interest Rate: 0%

Material Terms: Account Payable

Creditor: Miscellaneous
Outstanding balance: $2,522
Interest Rate: Various
Material Terms: Miscellaneous accounts payable with outside vendors

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers

Name: Robert Allen Gore

Robert Allen Gore's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

   Position: Chief Executive Officer
   Dates of Service: February 2020 — Present
   Responsibilities: Responsible for oversight, decisions, and implementation of corporate operations and strategy, receives $60,000 per year and 437,500 stock options for his position as CEO.
   Position: Chairman of the Board of Directors
   Dates of Service: December 2020 — Present
   Responsibilities: Oversee governance and conduct Board of Directors meetings, No salary

Name: Arnold Kelly

Arnold Kelly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

   Position: Chief Technology Officer
   Dates of Service: February 2016 — Present
   Responsibilities: Researches, designs, tests, and commercializes company technology, receives $60,000 annual salary
   Position: Director
   Dates of Service: December 2020 — Present
   Responsibilities: Oversees company governance, No salary

Name: Mark Akimoto

Mark Akimoto's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

  Position: Vice President
  Dates of Service: January 2018 — Present
  Responsibilities: Involved with all aspects of the corporation, works closely with other team members,
receives $60,000 salary per year and 437,500 stock options.
  Position: Director
  Dates of Service: December 2020 — Present
  Responsibilities: Oversees company governance, no salary

Other business experience in the past three years:

  Employer: Bruel and Kjaer
  Title: Sales Engineer
  Dates of Service: September 2016 — May 2022
  Responsibilities: Full-time role as Sales Engineer
  Employer: AIG/AKM Tech.
  Title: Senior Sales Engineer
  Dates of Service: January 2017 — May 2022
  Responsibilities: Full-time role as Sr. Sales Engineer
  Employer: PCB Piezotronics
  Title: Field Applications Engineer
  Dates of Service: May 2022 — Present
  Responsibilities: Part-time role as field applications engineer

Name: Scott Kelly

Scott Kelly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

  Position: Chief Operating Officer
  Dates of Service: February 2016 — Present
  Responsibilities: Operations management in finance, accounting, and technology, $45,000 per year salary.
Scott works part-time at fouRy, Inc. Scott works 30 hours per week at fouRy, Inc.

Other business experience in the past three years:

    Employer: Princeton Infrared Technologies, Inc.
    Title: Government Contracts and Finance Consultant
    Dates of Service: July 2016 — Present
    Responsibilities: Works on government contracts and finance
    Employer: Qorvo Inc.
    Title: Consultant
    Dates of Service: November 2021 — Present
    Responsibilities: Business consultant

Name: Gary Roling

Gary Roling's current primary role is not with the Issuer.

Positions and offices currently held with the issuer:

    Position: Director
    Dates of Service: December 2020 — Present
    Responsibilities: Oversees governance of the company, no salary.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Principal Securities Holders

Title of Class:  Common Stock
Stockholder Name:  ZYW Corporation (100% owned by Arnold Kelly)
Amount and nature of Beneficial ownership: 2,414,216 shares
Percent of class currently outstanding (not including 875,000 shares to be issued pursuant to stock options granted):  57.6%

Title of Class:  Common Stock
Stockholder Name: David Bird
Amount and nature of beneficial ownership: 1,023,284 shares
Percent of class currently outstanding (not including 875,000 shares to be issued pursuant to stock options granted):  24.4%

Title of Class:  Series Seed Preferred Stock
Stockholder Name:  EAVision Inc.
Amount and nature of beneficial ownership: 550,000
Percent of class: 100%

## RELATED PARTY TRANSACTIONS

Related Party Transactions

Name of Person: Gary Roling
Relationship to Company: Director
Nature / amount of interest in the transaction: Conversion of right to receive preferred stock into issuance of 357,396 shares of common stock.
Material Terms: In August 2022, we entered into an Agreement with Gary Roling, pursuant to which he agreed to convert his right to receive 263,885 shares of preferred stock, into 357,396 shares of common stock. The terms of this agreement were pari pasu with the terms of agreements we entered into with the other 3 holders of rights to receive preferred stock.

## OUR SECURITIES

The Company has authorized Common Stock and Series Seed Preferred Stock.

Common Stock

   Authorized: 7,000,000
   Outstanding: 5,140,515
   Voting Rights: One vote per share
   Material Rights:

   The total amount outstanding includes 875,000 shares to be issued pursuant to stock options granted.

Series Seed Preferred Stock

   Authorized: 550,000

Outstanding: 550,000
Voting Rights: One vote per share
Material Rights:

Series Seed Preferred Stock Shareholders carry a liquidation preference of $1.00 per share, subject to adjustments for stock splits, combinations, subdivisions, reclassifications, exchanges, substitutions and similar transactions.

The Conversion ratio at the rate of 1 to 1, is subject to adjustments for stock splits, combinations, subdivisions, reclassifications, exchanges, substitutions and similar transactions.

Pursuant to an Investment Agreement entered into with the holder of our Series Seed Preferred Stock, such holder has the right to appoint a director. In addition, certain major events require the unanimous approval of the directors, including, but not limited to, Bylaw Amendments, mergers, certain assets sales, compensation plans, and significant changes in our business plans. In addition, we are required to provide the holder of Series Seed Preferred Stock, unaudited quarterly financial statements, annual financial statements, and an annual budget. In addition, the consent of the Series Seed Preferred Holder is required for the Company to issue shares of common stock having a purchase price, or options to purchase common stock having an exercise price, less than $1.00 per share.

**What it means to be a minority holder**

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuance of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

**RISK FACTORS**

Uncertainty risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. All of our employees are considered key employees and there can be no assurance that they will remain employed, by either their choice or the Company's, at the Company.

Any valuation at this stage is difficult to assess.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Company's securities is limited.

There is no public market for the Company's securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management discretion as to use of proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: forward looking information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service.

All of our current services are variants on one basic technology: spraying charge-injected fluids and powders. Our revenues are therefore dependent upon the various markets for spraying fluids and powders. We plan to develop additional spraying technologies and applications, and related but non-spraying technologies and applications. The can be no assurances that such technologies and applications will be developed.

We may never have an operational product or service.

It is possible that some or all Company products now in the laboratory or prototype stage may never be operational or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties.

We are currently in the research and development stage and have only manufactured prototypes for various applications of charge-injected spraying. Delays or cost overruns in the development of our charge-injected spray technology and failure of products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Investors are trusting that management will make the best decision for the company.

Investors are trusting in management discretion. Investors are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow their investment.

Our new products could fail to achieve the sales projections we expected.

It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition.

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete, or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits.

FouRy, LLC. was formed on 2/11/16 and converted to a C Class Corporation on 1/7/19. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. fouRy, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history.

The Company has a short history, few customers, and effectively no revenue. Investors are investing in this company because they think that applications based on FouRy, Inc.'s charge-injection technology are a good idea, that the team will be able to successfully market and sell the product or service, that it can price them correctly and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly.

One of the Company's most valuable assets is its intellectual property. The Company owns one patent and has two pending applications, 1 trademark and three pending applications, one Internet domain names, and numerous trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable.

One of the Company's most valuable assets is its intellectual property. There can be no assurance that pending patents or trademarks will be approved by the United States Patent and Trademarks office. The Company has no pending patent, trademark, copyright, or other intellectual property applications outside of the U.S.. The Company cannot assure that any such foreign application (s) will be made. The Company cannot assure that if made, such application (s) will be approved. The company cannot assure that if approved, any foreign patent, trademark, copyright, or other intellectual that receives an approval from a foreign authority will enjoy the same legal protections that it would in the United States.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and patents are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Patent, trademark, and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks, or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent (s), trademark(s), or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright (s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent (s), trademark(s) or copyright (s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day to day operations. There can be no assurance that the Company will be able to retain key personnel. Our Chief Technology Officer, Dr. Arnold Kelly, is ninety-two years old. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

Our ability to sell some products may be dependent on outside government regulation and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on fouRy, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on fouRy, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Future filings are uncertain.

The Company plans to file numerous trademark and patent applications in the future, both foreign and domestic. There can be no assurances that any of those applications will be filed due to: the expense, the incapacity of the inventor (s), strategic decisions not to file, or unforeseen circumstances.

We are exposed to risks associated with product liability claims.

Because our products are electricity-producing devices and may involve dispersing chemicals, it is possible that users, installers or services providers, could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. We face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)    to the Company;
(2)    to an accredited investor;
(3)    as part of an offering registered with the SEC; or
(4)    to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

**fouRy, Inc.**
By /s/ *Robert Allen Gore*
Title:    Chief Executive Officer, Director, Chairman of the Board

By /s/ *Robert Allen Gore*

Name: <u>Robert Allen Gore</u>
Title:    Chief Executive Officer, Director, Chairman of the Board


By /s/ *Scott Lance Kelly*

Name: <u>Scott Lance Kelly</u>
Title:    Chief Operating Officer

---

Exhibit A
**FINANCIAL STATEMENTS**

---

## Statement of Operations
### (unaudited)

| | Year Ended December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Revenue | - | - |
| Cost of Revenue | - | - |
| Gross Profit | **-** | **-** |
| Operating Expenses | | |
| Advertising and Marketing | 6,518 | 7,854 |
| General and Administrative | 226,104 | 233,924 |
| Research and Development | 37,021 | 53,560 |
| Rent and Lease | 4,180 | 4,417 |
| Total Operating Expenses | 273,823 | 299,755 |
| Operating Income (loss) | **(273,823)** | **(299,755)** |
| Other Income | | |
| Interest Income | - | - |
| Other | - | **-** |
| Total Other Income | - | - |
| Other Expense | | |
| Interest Expense | 19,263 | 8,972 |
| Other | - | - |
| Total Other Expense | **19,263** | **8,972** |
| Provision for Income Tax | - | - |
| **Net Income (loss)** | **(293,086)** | **(308,727)** |

## Statement of Financial Position
### (unaudited)

| | Year Ended December 31, | |
|---|---|---|
| | 2025 | 2024 |
| ASSETS | | |
| Current Assets | | |
| Cash and Cash Equivalents | 1,681 | 8,588 |
| Accounts Receivable | 110 | 110 |
| Inventory | 19,921 | 19,921 |
| Prepaid Expense | 1,783 | 1,910 |
| Other | 281 | 281 |
| Total Current Assets | 23,776 | 30,810 |
| TOTAL Assets | **23,776** | **30,810** |
| | | |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | 18,742 | 30,111 |
| Payroll Liabilities | 892,419 | 670,419 |
| Accrued Expenses | 55 | 3,767 |
| Unearned Revenue | 7,500 | 7,500 |
| Loan Payable | 225,515 | 146,382 |
| Preferred Dividends Payable | - | - |
| Total Current Liabilities | 1,144,231 | 858,178 |
| Long-Term Liabilities | - | - |
| TOTAL LIABILITIES | **1,144,231** | **858,178** |
| EQUITY | | |
| Total Equity | **(1,120,455)** | **(827,368)** |
| TOTAL LIABILITIES AND EQUITY | **23,776** | **30,810** |

**fouRy, Inc.**
**Statement of Cash Flows**
**January - December 2025**
**(unaudited)**

|  | | Total |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Net Income | | -293,087 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Prepaid Expenses | | 127 |
| Acounts Payable (A/P) | | -11,447 |
| Credit Card Payable | | 79 |
| Accrued Expenses | | -3,712 |
| Payroll Liabilities | | 222,000 |
| Loans Payable | | 79,133 |
|  | | |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | | 286,180 |
| Net cash provided by operating activities | -$ | 6,907 |
|  | | |
| Net cash increase for period | | -6,907 |
| Cash at beginning of period | | 8,588 |
| Cash at end of period | | **1,681** |

**fouRy, Inc.**
Statement of Stockholders Equity

| | Preferred Stock | | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Deficit |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| 31-Dec-21 | 948,877 | $ 956,000 | 3,700,000 | $ 262,500 | $ - | $ ($1,259,647) | $ 47,762 |
| Shares Issued for Cash | 25,000 | $ 25,000 | | | | | $ 25,000 |
| Conversion of Preferred Stock | (423,877) | $ (431,000) | 444,156 | $ 431,000 | - | | - |
| Shares Issued for Pref. Accrued Divs. | - | - | 46,924 | | - | | - |
| Contributed capital | - | - | - | | - | | - |
| Net income (loss) | - | - | - | | - | $ (301,726) | $ (301,726) |
| 31-Dec-22 | 550,000 | $ 550,000 | 4,191,080 | $ 693,500 | $ - | $ ($1,561,373) | $ (228,964) |
| Net income (loss) | 550,000 | $ 550,000 | - | | $ - | $ (294,135) | $ (294,135) |
| 31-Dec-23 | - | - | 4,191,080 | $ 693,500 | $ - | $ ($1,855,508) | $ ($523,099) |
| Net income (loss) | 550,000 | $ 550,000 | - | | $ - | $ (308,727) | $ (308,727) |
| 31-Dec-24 | - | - | 4,191,080 | $ 693,500 | $ - | $ ($2,164,235) | $ ($831,826) |
| Net income (loss) | 550,000 | $ 550,000 | - | | | $ (293,086) | $ (293,086) |
| 31-Dec-25 | - | - | 4,191,080 | $ 693,500 | $ - | $ ($2,457,321) | $ ($1,124,912) |

**NOTE 1 – NATURE OF OPERATIONS**

fouRy, Inc. was formed on February 11, 2016 ("Inception") in the State of Delaware. The financial statements of fouRy, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Albuquerque, New Mexico.

fouRy Inc. is commercializing proprietary and patented electrostatic technologies developed by Dr. Arnold Kelly, a co-founder and current Chief Technology Officer. The technologies have wide applicability to agricultural and industrial spraying, electrospinning nanofibers, separation of waste material from fluids, disinfection and sterilization, and coating applications.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*

The Company will receive revenues from licensing agreements and joint ventures for its technologies. It will also directly sell and lease products incorporating its technologies. The Company will recognize revenues when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

*Income Taxes*

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and NM state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## NOTE 3 – DEBT

A salary deferral liability (Payroll Liability) was established to current employees in 2020. The liability is to current 4Ry employees and will only be paid when there are sufficient revenues to pay them.

The company has received loans from officers, shareholders, and directors, payable at interest rates ranging from 0% to 12%.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

**NOTE 5 – STOCKHOLDERS' EQUITY**

*Common Stock*
We have authorized the issuance of 7,000,000 shares of our common stock with par value of $0.001. As of December 31, 2025, the company has currently issued 4,265,515 shares of our common stock.

*Preferred Stock*
We have authorized the issuance of 550,000 shares of our preferred stock with par value of $0.001. As of December 31, 2025, the company has currently issued 550,000 shares of our preferred stock.

**NOTE 6 – RELATED PARTY TRANSACTIONS**

The company has received loans from officers, shareholders, and directors, payable at interest rates ranging from 0% to 12%.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events that occurred after December 31, 2025 through April 27, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Robert Allen Gore, the Chief Executive Officer of fouRy, Inc., hereby certify that the financial statements of fouRy, Inc. and notes thereto for the periods ending 2024 and 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

fouRy, Inc. has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 27, 2026.

_Robert A. Gore_ (Signature)

_CHIEF EXECUTIVE OFFICER_ (Title)

_APRIL 27, 2026_ (Date)